SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                      Report for the Month of October, 2002


                                XENOVA GROUP PLC
                              (Name of Registrant)


                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) FDA Fast Track Status released on 3 October 2002




N e w s   R e l e a s e


FOR IMMEDIATE RELEASE

Xenova Group plc

Xenova's Tariquidar Granted FDA Fast Track Status

Slough,  UK,  October 3, 2002 - Xenova Group plc (NASDAQ NM: XNVA;  London Stock
Exchange: XEN) today announces that the US Food and Drug Administration (FDA) has granted fast track review status to tariquidar for the treatment of multi-drug resistance in first-line treatment of non-small cell lung cancer (NSCLC) patients.

Under the FDA Modernization Act of 1997, designation as a Fast Track Product means that the FDA will facilitate the development and expedite the review of a new drug that is intended for the treatment of a serious or a life-threatening condition, if it demonstrates the potential to address unmet clinical needs for such a condition.

Xenova and its North American partner, QLT Inc. (NASDAQ: QLTI; TSE: QLT), are currently evaluating tariquidar in two pivotal Phase III clinical trials as an adjunctive treatment in combination with first-line chemotherapy for NSCLC patients.

David Oxlade, Chief Executive of Xenova, commented:

"We are delighted with the FDA's decision to grant fast track designation to tariquidar. Non-small cell lung cancer is a leading cause of cancer deaths and our current trials are designed to demonstrate that the use of tariquidar will improve survival of patients with this condition."

Current clinical trial programme: In June 2002 it was announced that patient enrolment has begun in two pivotal Phase III trials for tariquidar. The two double-blind, randomised, placebo-controlled trials are being carried out on approximately 1,000 patients at approximately 100 centres located throughout North America and Europe. The primary end-point of both trials is overall survival. An interim safety analysis is planned for mid-2003.

It is anticipated that, on successful completion of the Phase III programme, QLT will file for approval of tariquidar in North America for use in combination with first-line chemotherapy in advanced NSCLC by the end of 2005.

Partnership with QLT Inc: As announced In August 2001, Xenova has entered into an agreement with QLT for the development and North American marketing of tariquidar. This agreement will provide Xenova with funding, in the form of licence and milestone payments and research and development funding, to gain product marketing approval. QLT paid an upfront licence fee of US$10m (GBP7.1m) and will provide up to US$45m (GBP28.9m) in funding for development activities related to Phase III clinical studies for tariquidar in North America and Europe. In addition, milestones of up to US$50m (GBP32.2m) and royalties in the range of 15 to 22 per cent depending on the level of North American sales are also payable to Xenova.

Xenova retains substantially all rights to commercialise tariquidar in Europe and the Rest of the World and Xenova's directors intend to establish further collaborations to maximise the value of this potentially first-in-class drug.

-ends-
Contacts:


UK:                                            US:
Xenova Group plc                               Trout Group/BMC Communications
Tel: +44 (0)1753 706600                        Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer        Press: Brad Miles (Ext 17)
Daniel Abrams, Group Finance Director                 Lauren Tortorete (Ext 20)
Hilary Reid Evans, Corporate Communications    Investors: Jonathan Fassberg
Financial Dynamics                                        (Ext 16)
Tel: +44 (0)207 831 3113                                  Lee Stern (Ext 22)
Fiona Noblet
QLT Inc
Media: Tamara Hicks, Tel 001 604 707 7316
Investors: Therese Crozier or Tamara Hicks
Tel 001 604 707 7000


Notes to Editors


Xenova Group plc is an emerging bio-pharmaceutical company focusing on the therapeutic areas of cancer and immune system disorders. Xenova's directors believe that it has a strong and well balanced portfolio of product candidates in development, with 8 products in clinical trials and a further 8 in preclinical development. The Group has a strong track record in the discovery and development of novel drug candidates and has established partnerships with major pharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.

Tariquidar - There is a substantial market opportunity for a drug that overcomes multi-drug resistance (MDR). It is estimated that, depending on the type of cancer, between 30 and 80 per cent of solid tumours develop resistance to anti-cancer drugs. In 1999 the total cancer drugs market was around $23 billion per annum, of which over 30 per cent was made up of cytotoxics. A drug resistance modulator such as tariquidar would be used in combination with these cytotoxics, such as the taxanes, anthracyclines and vinca alkaloids. The most common known form of MDR is the result of over-production of a membrane protein, known as P-gp, which pumps anti-cancer drugs out of cells. Tariquidar is a drug candidate which is being developed to restore the sensitivity of MDR cancer cells to specific cytotoxic drugs by blocking the P-gp pump, thus preventing the export of cytotoxic drugs from cancer cells. A series of three Phase IIa trials for tariquidar have been carried out to study the pharmacokinetic behaviour of tariquidar when given with a range of marketed cytotoxic agents, namely vinorelbine, doxorubicin and paclitaxel, comprising some of the world's best-selling cytotoxic drugs. The results of the tariquidar/paclitaxel study were announced in March 2000, the tariquidar/doxorubicin trial in March 2001 and the tariquidar/vinorelbine trial in May 2001. The results of these three studies demonstrated that tariquidar is a potent P-gp inhibitor, without significant side effects and with less pharmacokinetic interaction than other inhibitors used previously. The trial investigator reported that 7 patients received symptomatic benefit out of a 12 patient sample receiving paclitaxel, carboplatin and tariquidar. However, interpretation of these results should take into account the relatively small number of patients in the trial.


For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk

QLT Inc is a global biopharmaceutical company dedicated to the discovery, development and commercialisation of innovative therapies to treat cancer, eye diseases and immune disorders. Combining expertise in opthalmopogy, oncology and photodynamic therapy, QLT has commercialised two products to date, including Visudyne(R) therapy which is the largest selling ophthalmology product ever launched. For more information you are invited to visit QLT's website at www.qltinc.com.

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialisation of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialise products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialisation activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 13 November 2002